Exhibit 3.1

CERTIFICATE OF LIMITED PARTNERSHIP

of

Norcraft Holdings, L.P.

Pursuant to Title 6, Chapter 17

of the Delaware Code

1.	The name of the limited partnership is Norcraft Holdings, L.P.

2.	The name of its registered agent is Corporation Service Company.

3.	The address of its registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

4.	The name and mailing address of the general partner is as follows: Norcraft GP, L.L.C., c/o Saunders Karp & Megrue LLC, 262 Harbor Drive, Stamford, CT 06902.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Limited Partnership as of the 10th day of October, 2003.

Norcraft GP, L.L.C., general partner

By:	/s/ Christopher Reilly
Christopher K. Reilly
Authorized Person